M&H PLASTICS, INC.

ARTICLES OF INCORPORATION

1. The name of the corporation is M&H Plastics, Inc. (the "Corporation").

2. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Virginia Stock Corporation Act and which is not required to be separately stated in its articles of incorporation.

3. The number of shares of capital stock which the Corporation shall have authority to issue is One Thousand (1,000) common shares with a par value of $.01 (one cent) per share.

4. Each holder of any of the outstanding common shares of the Corporation shall be entitled to such preemptive right as is provided by law to purchase or subscribe for any unissued shares, whether now or hereafter authorized, which the board of directors determines to issue.

5. The holders of the Common Shares shall have unlimited voting rights and are entitled to receive the net assets of the Corporation upon the liquidation, dissolution or winding up of the affairs of the Corporation.

6. Whenever the Corporation shall have fewer than 300 shareholders, any action required or permitted by the Virginia Stock Corporation Act to be taken at a shareholders' meeting may be taken without a meeting and with such notice as may be required by the Virginia Stock Corporation Act, if the action is taken by shareholders who would be entitled to vote at a meeting of holders of outstanding shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote thereon were present and voted.

7. The address of the Corporation's initial registered office in the Commonwealth of Virginia is 1750 Tysons Boulevard, Suite 1800, which is located in the Fairfax County of McLean, Virginia 22102-4215. The name of the initial registered agent of the Corporation is Clive R.G. O'Grady, whose business office is identical with the registered office and who is a resident of Virginia and a member of the Virginia State Bar.

8. In every instance in which the Virginia Stock Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of liability of directors or officers of a Corporation to the Corporation or its shareholders, the directors and officers of the Corporation shall not be liable to the Corporation or its shareholders.

9. The Corporation shall indemnify any individual who is, was or is threatened to be made a party to a civil, criminal, administrative, investigative or other proceeding (including a proceeding by or in the right of the Corporation or by or on behalf of its shareholders) because such individual is or was a director, officer, employee or agent of the Corporation or of any legal entity controlled by the Corporation, or is a fiduciary of any employee benefit plan established at the direction of the Corporation, against all liabilities and reasonable expenses incurred by such person on account of the proceeding if such person (a) acted in good faith, (b) such person

believed (i) in the case of conduct in the person's official capacity, that the conduct was in the Corporation's best interests or (ii) in the case of a director's conduct with respect to an employee benefit plan, that the director's conduct was in the interest of the participants in and beneficiaries of the plan, or (iii) in all other cases, such conduct was not opposed to the Corporation's best interests, and (c) in the case of any criminal proceeding, such person had no reasonable cause to believe that the person's conduct was unlawful. Before any indemnification is paid a determination shall be made that indemnification is permissible in the circumstances because the person seeking indemnification has met the standard of conduct set forth above. Such determination shall be made in the manner provided by Virginia law for determining that indemnification of a director is permissible, provided, however, that if a majority of the directors of the Corporation has changed after the date of the alleged conduct giving rise to a claim for indemnification, the determination that indemnification is permissible shall, at the option of the person claiming indemnification, be made by special legal counsel agreed upon by the Board of Directors and such person. Unless a determination has been made that indemnification is not permissible, the Corporation shall make advances and reimbursement for expenses incurred by any of the persons named above upon receipt of an undertaking from him or her to repay the same if it is ultimately determined that such individual is not entitled to indemnification. Such undertaking shall be an unlimited, unsecured general obligation of the director or officer and shall be accepted without reference to such director's or officer's ability to make repayment. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that a director or officer acted in such a manner as to make such director or officer ineligible for indemnification. The Corporation is authorized to contract in advance to indemnify any of the persons named above to the extent it is required to indemnify them pursuant to the provisions of this Article 9.

10. The rights of each person entitled to indemnification under Article 9 shall inure to the benefit of such person's heirs, executors and administrators. Indemnification pursuant to Article 9 shall not be exclusive of any other right of indemnification to which any person may be entitled, including indemnification pursuant to a valid contract, indemnification by legal entities other than the Corporation and indemnification under policies of insurance purchased and maintained by the Corporation or others. However, no person shall be entitled to indemnification by the Corporation to the extent such person is indemnified by another including an insurer.

Dated: September 15, 2003

By: Clive R G O'Grady

Clive R.G. O'Grady
Incorporator

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